UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

First Quarter 2005 Unaudited Condensed Interim Financial Reports

On 9 May 2005, the Royal Dutch/Shell Group of Companies (the Group), Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) furnished their First Quarter 2005 Unaudited Condensed Interim Financial Reports (the Reports) to the US Securities and Exchange Commission (SEC) on Form 6-K. The Reports can be downloaded from www.shell.com/results or www.sec.gov.

The Reports present the unaudited interim financial information, including condensed notes, for the Group, Royal Dutch and Shell Transport on a basis that is consistent with the first quarter results for the Group that were published on 28 April 2005.

The Reports have been prepared for incorporation into the Listing Particulars and incorporation by reference into the Form F-4 filing with the SEC as part of the required documentation for the proposed unification of Royal Dutch and Shell Transport under one company, Royal Dutch Shell plc.

Contact - Investor Relations

UK:	Gerard Paulides	+44 20 7934 6287
Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact - Media

UK:	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Lisa Givert	+44 20 7934 2914
	Bianca Ruakere	+44 20 7934 4323
	Susan Shannon	+44 20 7934 3277
The Netherlands:	Shell Media contacts	+31 70 377 8750

The Hague, May 10, 2005

Disclaimer statement: This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Registrants’ businesses. Neither of the Registrants undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 10 May 2005